SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02 JUN -4 AM 11:32

82-8362

SUPPL

May 23, 2002 L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

02034540

REFERENCE: 82 - 8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated May 23, 2002 and entitled "Synex International Inc. – Third Quarter Report for Fiscal 2002" (1 copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

6/4

NEWS RELEASE

TSE : SXI

May 23, 2002

SYNEX INTERNATIONAL INC.
THIRD QUARTER REPORT FOR FISCAL 2002

Revenue for the first nine months of fiscal 2002 was $2,721,055 as compared to $3,069,545 for the corresponding period in the previous year, while net income after tax increased to $283,721 from $150,423. The earnings per share for the nine months was $0.02 as compared to $0.01 for the corresponding period of the previous year. For the three month period ended March 31, 2002, revenue increased to $1,097,974 from $1,031,073 and net income after tax increased to $259,354 from $58,779 for the corresponding three months of the previous year. The decrease in revenue for the nine months was largely a result of lower sales from the software division during the first six months of the fiscal year. The increase in net income for the nine months was mainly due to lower selling, general and administrative costs and tax benefits not previously recognized.

Synex Systems Corporation: Revenue for the first nine months of fiscal 2002 was $1,927,580, a decrease of 12% from the previous year. Revenue for the latest three months increased by 5% from the previous year. The segment operating profit for the nine months increased to $286,881 from $25,724 for the corresponding period of the previous year. The slowdown of the economy within North America has affected F9 revenue, particularly the F9 Professional sales. During February 2002, the sales staff was increased and the hot-link versions for most of the Microsoft Great Plains SQL accounting products were released. In addition, a new distribution agreement was executed with an accounting software vendor located in Pennsylvania, covering the sale of F9 within a niche market.

Synex Energy Resources Ltd: Revenue for the first nine months of fiscal 2002 increased to $342,886 from $304,591 for the previous year, while segment operating profit increased to $109,174 from $65,728. Synex Energy holds a US$1 million loan with the New World Power Corporation, repayment of which is overdue. This loan is secured by a first mortgage on the hydroelectric power plants owned by Wolverine Power Corporation, a wholly owned subsidiary of New World. New World is actively working towards the sale of these power plants and Synex Energy has made a proposal to purchase the shares of Wolverine Power Corporation. Synex Energy is continuing to advance the regulatory process and financial assessment for two planned hydroelectric projects to be located on Vancouver Island, namely a 3MW plant located near Tahsis and a 4MW plant near Gold River. Power Purchase Agreements with BC Hydro for the electricity generated by the plants were executed in December 2001. In March 2002, Synex Energy received an Offer of Licence from the provincial government covering the rights of way needed for the construction of a powerline and subsequent operation of an electrical utility at Kyuquot on the west coast of Vancouver Island. Following execution of the documents, construction of the Kyuquot powerline can proceed. Completion of the project is scheduled for the fall of 2003. Subsequent to the end of the third quarter, it was announced that Synex Energy holds almost 10% of the shares of Coast Mountain Power Corp. Coast Mountain recently completed a feasibility report for the Forest Kerr Hydroelectric Project, a 100 MW plant to be located in northern British Columbia with an estimated project cost of $195 million.

Sigma Engineering Ltd: The engineering division continues to be active on a number of assignments with a recently increased number of employees. Revenue from external customers for the first nine months of fiscal 2002 decreased to $439,287 from $481,336 of the previous year, while segment operating profit increased to $86,405 from $45,507. Currently, the services of the engineering division performed for Synex Energy and others relate mostly to hydroelectric opportunities in British Columbia,.

Outlook: The Company has a long history of success in the energy and software businesses. All the divisions are operating profitably and total revenue in the third quarter of fiscal 2002 was higher than in the third quarter of fiscal 2001 and the preceding quarter. The opportunities that are being pursued subsequent to the buy-out of the former controlling shareholder in June 2001 are now showing tangible results.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286